

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Guo Xinhong, President
China Sure Water (USA) Inc.
c/o World Tech Ventures, LLC
14 Wall Street, 20th Floor, New York, NY 10005

         Re: **China Sure Water (USA) Inc.**
               Registration Statement on Form 10
               Filed March 24, 2011
               File No 0-54259

Dear Mr. Xinhong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1. Please disclose more information about your merger, including the consideration paid.

2. Please disclose whether Biometrics ever generated revenue from operations or had business assets and when it was first incorporated.

3. As applicable, please disclose the effect of existing and probable government regulation on your business as required by Item 101(h)(4)(ix) of Regulation S-K. For instance, please discuss the regulatory structure applicable to foreign registrants doing business in the PRC such as the regulations relating to acquisitions of PRC companies by foreign entities and the rules related to the ability to conduct foreign-exchange activities in the PRC, etc.

Intellectual Property, page 3

4. Please disclose the duration of your patent.

5. Please disclose when you anticipate the pending patent application to be acted upon.

Our Suppliers, page 3

6. Please tell us what consideration you have given to filing your contract with JinMa Co. as an exhibit.

7. Please disclose whether you have replaced Beijing Sure Science and Technology Co., Inc. and file all material contracts as exhibits.

Our Customers, page 3

8. Please file the material contracts with your major customers as exhibits.

Competition, page 4

9. Please disclose the basis for the cost and other savings discussed.

Item 1A. Risk Factors, page 4

10. We note the two risk factors on page 7 regarding your ability to pay dividends. Please tell us how you considered Rule 5-04 of Regulation S-X and the need to provide parent-only financial statements in certain instances where cash dividends or other amounts may not be transferred to the parent company by subsidiaries without the consent of a third party (e.g. regulatory agency, foreign government, etc.).

11. We note the risk factor on page 8 regarding the fact you may have difficulty establishing adequate management and financial controls in China. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Liquidity and Capital Resources, page 10

12. Please tell us if the likelihood of the potential acquisition occurring is considered probable.

Properties, page 11

13. We note the lease on your manufacturing facility is under negotiation. Please clarify the current nature of your manufacturing operations, including the number of manufacturing employees. File your material leases as exhibits.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 15

14. You disclose you have never paid or declared any cash dividends on your common stock and do not foresee doing so in the future. We note, however, your statement on page 11 that in 2009, Sure China paid a dividend of $1.467 million to the Hong Kong company/subsidiary that owns 40% of Sure China, which dividend was distributed to its shareholders and represented their proportionate share of retained earnings for periods prior to the transfer of ownership. Please revise the disclosure to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202)551-3743 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A, Long
Assistant Director